EXHIBIT 99.1

Press Release

For immediate release

Liminal BioSciences Announces Sale of Priority Review Voucher for USD105M

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – August 9, 2021 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), announced today that, its subsidiary Prometic Biotherapeutics Inc. (“PBT”) has entered into a definitive agreement to sell its Rare Pediatric Disease Priority Review Voucher (“PRV”) for USD105M.

The PRV was granted by the U.S. Food and Drug Administration (“FDA”) with the approval of Ryplazim® (plasminogen, human-tvmh) (“Ryplazim®”), for treatment of patients with plasminogen deficiency type 1 (hypoplasminogenia).

Pursuant to the terms of the agreement, PBT will receive an upfront payment of USD105M upon closing of the transaction. The closing is subject to customary closing conditions, including expiration of applicable waiting period under U.S. antitrust clearance requirements. Under the terms of the previously announced Share Purchase Agreement entered into with Kedrion S.p.A (“Kedrion”) dated June 22, 2021 (the “SPA”); Liminal Biosciences is entitled to retain an amount equal to 70% of the net sales proceeds of the sale of the PRV. Concurrent with the signature of the definitive agreement for the sale of the PRV, the Company entered into a guaranty agreement to guaranty the performance of PBT’s obligations under the agreement up to the closing of the SPA.

“We are pleased to announce the sale of the PRV, which will provide an important source of non-dilutive capital to advance the continued development of our small molecule pipeline,” said Bruce Pritchard, CEO of Liminal BioSciences. “This transaction is also another key milestone in completing the divestiture of our remaining plasma-derived therapeutics business to Kedrion.”

Mr. Pritchard added, “Our priorities now are to move to a full analysis of the complete PK data set from the phase 1 multi-ascending dose clinical trial for fezagepras, which will help determine the choice of any other potential indications for further development with that compound, as well as continuing with the development of our GPR84 and OXER1 programs. We look forward to providing a more comprehensive update on these programs in due course.”

Jefferies LLC acted as exclusive financial advisor to Liminal BioSciences Inc. on this transaction.

Warnings and Precautions

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Bleeding: RYPLAZIM administration may lead to bleeding at lesion sites or worsen active bleeding.  Discontinue RYPLAZIM if serious bleeding occurs. Monitor patients during and for 4 hours after infusion when administering RYPLAZIM to patients with bleeding diatheses and patients taking anticoagulants, antiplatelet drugs, and other agents which may interfere with normal coagulation.

•	Tissue Sloughing: Respiratory distress due to tissue sloughing may occur in patients with mucosal lesions in the tracheobronchial tree following RYPLAZIM administration. Please monitor appropriately.
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Transmission of Infectious Agents: RYPLAZIM is made from human blood and therefore carries a risk of transmitting infectious agents, e.g., viruses, the variant Creutzfeldt-Jakob disease (vCJD) agent, and theoretically, the Creutzfeldt-Jakob Disease (CJD) agent.

•	Hypersensitivity Reactions: Hypersensitivity reactions, including anaphylaxis, may occur with RYPLAZIM. If symptoms occur, discontinue RYPLAZIM and administer appropriate treatment.
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Neutralizing Antibodies: Neutralizing antibodies (inhibitors) may develop, although were not observed in clinical trials. If clinical efficacy is not maintained (e.g., development of new or recurrent lesions), then determine plasminogen activity levels in plasma.

•	Laboratory Abnormalities: Patients receiving RYPLAZIM may have elevated blood levels of D-dimer. D-Dimer levels will lack interpretability in patients being screened for venous thromboembolism (VTE).

Adverse Reactions

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The most frequent (incidence ≥ 10%) adverse reactions in clinical trials were abdominal pain, bloating, nausea, fatigue, extremity pain, hemorrhage, constipation, dry mouth, headache, dizziness, arthralgia, and back pain.

Patient Counseling Information

•	Advise patients and/or caregiver to read the FDA-approved patient labeling
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Counsel patients and/or caregiver to discontinue RYPLAZIM and immediately contact their physicians if signs or symptoms of a possible hypersensitivity reaction occur, such as hives, generalized urticaria, angioedema, chest tightness, wheezing, tachycardia, and hypotension

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Inform patients that bleeding from active mucosal disease-related lesions and worsening of active bleeding not related to those lesions during RYPLAZIM therapy may occur. Depending on the lesion sites, this may manifest as gastrointestinal bleeding, hemoptysis, epistaxis, vaginal bleeding, or hematuria. Prior to initiation of treatment with RYPLAZIM, lesions or wounds suspected as the source of recent bleeding events should be confirmed to have healed. RYPLAZIM may prolong or worsen bleeding in patients with bleeding diatheses and/or taking anticoagulants or antiplatelet drugs. If a patient develops serious bleeding, seek emergency care and discontinue RYPLAZIM immediately.

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Inform patients that tissue sloughing at mucosal sites may occur at initiation of RYPLAZIM therapy as lesions resolve. Patients with respiratory lesion are at risk for respiratory compromise and initial treatment with RYPLAZIM should be performed in a clinical setting with close monitoring. Patients with lesions in gastrointestinal and genitourinary systems may experience tissue sloughing that may cause pain, mucosal bleeding, or passage of tissue referable to those organ systems. Patients should report persistent abdominal, flank or pelvic pain to their physicians if not resolved.

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Inform patients and/or caregiver that RYPLAZIM is made from human plasma and may contain infectious agents that can cause disease (eg, viruses, the variant Creutzfeldt-Jakob disease [vCJD] agent and, theoretically the CJD agent). Explain that the risk that RYPLAZIM may transmit an infectious agent has been reduced by screening the plasma donors, by testing donated plasma for certain virus infections, and by inactivating or removing certain viruses during manufacturing. Counsel patients and/or caregiver to report any symptoms that concern them.

•	Advise patients and/or caregivers that antibodies may develop during treatment that make RYPLAZIM less effective.
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Advise female patients who are pregnant or may become pregnant that the potential effects of RYPLAZIM on pregnancy and breastfeeding are unknown. They should notify their physicians if they become or intend to become pregnant, or if they plan to breastfeed.

•	Self-administration: ensure patient/caregiver has received detailed instructions and training and has shown the ability to safely and independently administer RYPLAZIM.

Contact Liminal BioSciences at +1(800) 735-4086 and prometicsmb@continuumindia.com or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

About the Rare Pediatric Disease Priority Review Voucher Program

The program is intended to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases. A PRV may be issued to the sponsor of a rare pediatric disease product application and would entitle the holder to priority review of a single New Drug Application or Biologics License Application, which reduces the target review time and could lead to an expedited approval. The sponsor receives the PRV upon approval of the rare pediatric disease product application and it can be sold without limitation, subject to applicable FDA requirements for filing and use.

About Liminal BioSciences Inc.

Liminal BioSciences is a biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. In December 2020, Liminal BioSciences’ lead small molecule product candidate, fezagepras (PBI-4050), entered a Phase 1 clinical trial in in the UK to evaluate multiple-ascending doses in normal healthy volunteers, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. The Company expects that a full analysis of the complete PK data set from the phase 1 multi-ascending dose clinical trial will help determine the choice of any other potential indication(s) for further development of fezagepras. No dose-limiting adverse events or other potential safety signals have been observed in the Phase 1 multiple-ascending dose clinical trial to date.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward Looking Statements

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to the closing of the sale of the equity interests of PBT; the closing of the asset sale for the sale of the PRV or receipt of proceeds from such sales; the utilization of proceeds from any such transaction; the potential of our product candidates and development of R&D programs and the timing of initiation or nature of preclinical and clinical trials.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate.

Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the closing of the sale of the equity interests of PBT; the closing of the asset sale for the sale of the PRV; the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities; the successful and timely completion of clinical trials; the ability of Liminal BioSciences to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2020 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881